

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

<u>Via Facsimile</u>
Tatina Brooks
Senior Vice President of Accounting and Financial Reporting
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, Georgia 30311

>   **Re: Capitol City Bancshares, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **Form 10-Q for the Quarter Ended June 30, 2011**
>   **Filed August 19, 2011**
>   **File No. 000-25227**

Dear Ms. Brooks:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ John P. Nolan
>
>   John P. Nolan
>   Senior Assistant Chief Accountant